WAVE WIRELESS CORPORATION
1996 Lundy Avenue
San Jose, California 95131

February 13, 2006

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attention: Mr. Kyle Moffatt Mail Stop 3720

Re:	Wave Wireless Corporation Form S-4 filed on January 27, 2006 File No. 333-131357

Dear Mr. Moffatt:

Wave Wireless Corporation (“Wave Wireless” or the “Company”) encloses herewith for filing via EDGAR, Amendment No. 1 to the Registration Statement on Form S-4, initially filed on January 27, 2006 (File No. 333-131357) (the “Registration Statement”). By a letter dated February 8, 2006, the Staff provided comments to the Company regarding the Registration Statement.

The Staff’s comments regarding the Registration Statement are addressed in this letter. To facilitate your review of the Registration Statement, we have numbered the paragraphs in the discussion below to correspond to the numbering of the paragraphs in the Staff’s letter of February 8, 2006.

1.
Wave Wireless and WaveRider Communications Inc. (“WaveRider”) have reviewed paragraphs 17-19 of SFAS 141 and they have determined that, for accounting purposes, Wave Wireless is the acquiring entity in the merger. A more detailed analysis of the criteria considered by Wave Wireless and WaveRider in making this determination is attached to this letter as Exhibit A.

Crescent International Ltd. (“Crescent”), a significant shareholder of WaveRider, was recently issued a convertible bridge note by Wave Wireless in the principal amount of $150,000. This note is convertible into shares of Wave Wireless common stock at $0.15 per share. Other than Crescent, Wave Wireless and WaveRider are not aware of any current shareholders who beneficially own shares of any class or series of the capital stock of both companies. To the knowledge of Wave Wireless and WaveRider, there are no current shareholders who are subject to the reporting requirements of Section 13(d) of the Securities Exchange Act, as amended (the “Exchange Act”), with respect to the securities of both companies.

Securities and Exchange Commission
February 13, 2006

Wave Wireless and WaveRider are not aware of any direct family relationships between the shareholders of both companies.

As disclosed on pages 32 and 46 of the prospectus included in Amendment No. 1 to the Registration Statement, Crescent has agreed to vote all of its shares of WaveRider’s common stock and Series D Convertible Preferred Stock in favor of the merger. Wave Wireless also beneficially owns 450 shares of WaveRider’s Series D Convertible Preferred Stock. Although there is no agreement between Wave Wireless and WaveRider regarding the voting of the shares held by Wave Wireless, Wave Wireless intends to vote these shares in favor of the merger.

We hope that Amendment No. 1 to the Registration Statement and our supplemental responses contained in this letter are responsive to all of the Staff’s comments. Please call me at (408) 943-4268 if you have any questions regarding this filing.

Very truly yours,

/s/ Daniel W. Rumsey

Daniel W. Rumsey
Acting Chief Executive Officer

Enclosure

EXHIBIT A

Identifying the Acquiring Entity

In determining the acquiring entity in a business combination a number of pertinent facts and circumstances must be considered. Current literature looks specifically at the following areas:

1. Which entity issued the equity interest
2. The relative voting rights in the combined entity after the combination
3. The existence of a large minority voting interest in the combined entity
4. The composition of the governing body of the combined entity
5. The composition of the senior management of the combined entity
6. The terms of the exchange of equity securities.

The following is our analysis of each of these factors:

1) Which entity issued the equity interest

Shares, warrants and options are being provided by Wave Wireless to WaveRider security holders.

2) The relative voting rights in the combined entity after the combination

The basic plan is for each of Wave Wireless and WaveRider security holders to have 50% of the combined company upon closing, subject to adjustment. The fifty-fifty split is based on a fully diluted calculation which included in the calculations are all warrants, options and other convertibles based on the treasury stock method. Also, included in the security holders of WaveRider is Wave Wireless, with bridge notes that are to be converted to equity prior to the record date of WaveRider’s shareholder meeting.

The Wave Wireless bridge notes converted into preferred shares on the record date and resulted in Wave Wireless holding approximately 18% of the voting power on the closing date. As a result, upon closing Wave Wireless’ proportionate share of the combination will be approximately 59% and WaveRider’s proportionate share will be 41%, both subject to adjustment.

3) The existence of a large minority voting interest in the combined entity

With the conversion cap put on Crescent International, no WaveRider shareholder will hold more than 4.99% of the combined company. Wave Wireless has two shareholders that will hold in excess of 5% each, North Sound Legacy Institutional Fund (and its affiliates) and SDS Capital Group SPC, Ltd. Depending on their involvement in the bridge financing of Wave Wireless prior to the close of the merger, each will hold in the range of 10% of the combined entity.

4) The composition of the governing body of the combined entity

Upon completion of the merger, the board of directors of the combined company will consist of seven members in total, comprised of three members from the board of directors of each of Wave Wireless and WaveRider and Charles Brown, who is presently the CEO of WaveRider and who will serve as the CEO of the combined company. The three continuing directors from Wave Wireless will have the right to appoint the Chairman of the Board upon completion of the merger. The initial directors of the combined company following the completion of the merger will serve until their successors are elected at the 2006 annual meeting of the shareholders of Wave Wireless, which is expected to occur in the Fall of 2006. At the 2006 annual meeting, the nominees for the board of directors of the combined company will be elected by a plurality vote, which means that the seven nominees who receive the most votes will be elected to the board of directors. Directors who are elected at the 2006 annual meeting will begin their terms of office immediately following the conclusion of the meeting and will serve until their successors are elected at the next annual meeting.

5) The composition of the senior management of the combined entity

Charles Brown and Scott Worthington, the CEO and CFO, respectively, of WaveRider, will take on the roles of CEO and CFO of the combined company. Dan Rumsey, acting CEO of Wave Wireless, will remain on the board of directors of the combined company, Don Meiners, President of Wave Wireless, will become President of the combined company, and one of the continuing directors of Wave Wireless will be appointed to serve as the Chairman of the Board of the combined company. Wave Wireless has not entered into any written employment agreement with either Charles Brown or Scott Worthington regarding their employment as the CEO and CFO, respectively, of the combined company following the completion of the merger, and no such agreement will be entered into until after the merger has been completed. The terms of any employment agreement to be entered into between the combined company and Messrs. Brown and Worthington will be negotiated following the completion of the merger and approved by the compensation committee of the combined company’s board of directors.

6) The terms of the exchange of equity securities.

The exchange ratio currently is calculated at 1.30 Wave Wireless shares for every Wave Rider share, on a fully diluted basis, subject to adjustment. As a result, the WaveRider shareholders would receive a 25.5% premium on calculated enterprise value and a 53.6% premium to current stock price (based on the closing price of the common shares on January 3, 2006, the date of signing of the definitive agreement).

Summary

Factor	WaveRider	Wave Wireless

Issuer	No	Yes

Voting Rights	41%	59%

Minority Interests	none	2 at approx. 10% each

Governing body	4	3 (including Chairman)

Senior management	2 (CEO, CFO)	2 (Chairman, President)

Terms of exchange	N/A	53.6% premium

Relative size	smaller	larger

Based on the above analysis, Wave Wireless has been deemed the accounting acquirer because of the relative voting rights and the exchange premium.